UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of June, 2019

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

1.	Attached hereto is the following exhibit:

99.1	BOS Announces Closing of the Acquisition of the Assets of Imdecol Ltd.

2.	Incorporation by Reference:

The portions of the following Exhibits to the enumerated Reports on Form 6-K are hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

(i)	Form 6-K furnished on June 3, 2019-Paragraph 1 of the Press Release attached as Exhibit 99.1 to this Form 6-K.

(ii)	Form 6-K furnished on May 30, 2019-The GAAP financial statements included in the Press Release attached as Exhibit 99.1 to the Form 6-K.

(iii)	Form 6-K furnished on May 17, 2019-Paragraphs 1-3 of the Press Release attached as Exhibit 99.1 to the Form 6-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Co-Chief Executive Officer and Chief Financial Officer

Dated: June 3, 2019

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	BOS Announces Closing of the Acquisition of the Assets of Imdecol Ltd.

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